FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October 2004


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                  Canons Court
                               22 Victoria Street
                                 Hamilton HM 12
                                     Bermuda
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X Form 40-F
                                  -----         -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes       No  X
                                        ----    ----


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                 INFORMATION CONTAINED IN THIS FORM 6-K REPORT

                  Attached hereto as Exhibit 1 is a copy of the Amendment to the Restated Management Agreement made as of October 12, 2004, by and between Nordic American Tanker Shipping Limited and Scandic American Shipping Limited.

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)



Dated:  October 29, 2004                                By:/s/ Herbjorn Hansson
                                                       ------------------------
                                                         Herbjorn Hansson
                                                         President and
                                                         Chief Executive Officer





01318.0002 #521653